UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Forest Oil Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

346091606

(CUSIP Number)

Cannon Y. Harvey
President	Charles D. Maguire, Jr., Esq.
The Anschutz Corporation	Holme Roberts & Owen LLP
555 Seventeenth Street, Suite 2400	1700 Lincoln, Suite 4100
Denver, CO 80202	Denver, CO 80203
(303) 298-1000	(303) 861-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Anschutz Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kansas

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,752,662

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,752,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,752,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,752,662

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,752,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,752,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 346091606

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,137

	8.	Shared Voting Power 5,752,662

	9.	Sole Dispositive Power 2,137

	10.	Shared Dispositive Power 5,752,662

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,754,799

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 15 (“Amendment No. 15”) to Schedule 13D further amends Items 2, 4, 5, 6 and 7 of the Schedule 13D (the “Schedule 13D”), which was filed on May 26, 1995, by The Anschutz Corporation, Anschutz Company and Philip F. Anschutz, and which relates to shares of Common Stock, par value $.10 per share (“Common Stock”), of Forest Oil Corporation (the “Company”), as amended by Amendment No. 1, which was filed on July 28, 1995, as further amended by Amendment No. 2, which was filed on February 7, 1996, as further amended by Amendment No. 3, which was filed on August 5, 1996, as further amended by Amendment No. 4, which was filed on November 8, 1996, as further amended by Amendment No. 5, which was filed on August 28, 1997, as further amended by Amendment No. 6, which was filed on January 20, 1998, as further amended by Amendment No. 7, which was filed on May 15, 1998, as further amended by Amendment No. 8, which was filed on July 8, 1998, as further amended by Amendment No. 9, which was filed on August 25, 1998, as further amended by Amendment No. 10, which was filed on September 1, 1998 , as further amended by Amendment No. 11 which was filed on September 4, 1998, as further amended by Amendment No. 12 which was filed on March 10, 2000, as further amended by Amendment No. 13 which was filed on March 9, 2001 and as further amended by Amendment No. 14 which was filed on February 10, 2003.

Item 2.  Identity and Background

The information previously provided in response to Item 2 is amended to read as follows:

This statement is filed on behalf of Philip F. Anschutz (“Anschutz”), Anschutz Company, a Delaware corporation (“AC”) and The Anschutz Corporation, a Kansas corporation (“TAC” and, collectively, the “Reporting Persons”).

Anschutz owns 100% of the outstanding capital stock of AC and AC owns 100% of the outstanding capital stock of TAC.

During the past five years, none of Anschutz, AC or TAC, or any executive officer or director of AC or TAC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AC, TAC and their affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses.

The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of Anschutz, AC and TAC, and each executive officer and director of AC and TAC  (such executive officers and directors, collectively, the “Control Persons”), as applicable, are set forth below.  Each individual listed below is a citizen of the United States of America.

Filing Persons and Executive Officers and Directors of AC and TAC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
AC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202

TAC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202

Filing Persons and Executive Officers and Directors of AC and TAC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
Anschutz	AC: Chairman, Chief Executive Officer and Director TAC: Chairman, Chief Executive Officer and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202

Harvey, Cannon Y.	AC: President, Chief Operating Officer and Director TAC: President, Chief Operating Officer and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202

Black, Bruce F.	AC: Executive Vice President and General Counsel	555 Seventeenth Street Suite 2400 Denver, CO 80202

Slater, Craig D.	AC: Vice President and Director TAC: Executive Vice President and Director	555 Seventeenth Street Suite 2400 Denver, CO 80202

Jones, Richard M.	AC: Vice President, Senior General Counsel and Secretary TAC: Vice President, General Counsel and Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Barnes, Wayne A.	AC: Vice President and Chief Financial Officer TAC: Vice President and Chief Financial Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202

Kundert, Thomas G.	AC: Treasurer and Assistant Secretary TAC: Treasurer and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Carpenter, Scott T.	AC: Vice President TAC: Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202

Jones, Wiley N.	TAC: Vice President/Government Relations	555 Seventeenth Street Suite 2400 Denver, CO 80202

Miller, William J.	TAC: Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202

Kalstrom, Pamela S.	TAC: Assistant Vice President and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Desautels, Darla	TAC: Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Item 4.  Purpose of Transaction

The information previously furnished in response to this Item 4 is amended to add the following:

On September 28, 2009, TAC completed the settlement of a forward sale contract (the “Contract”) that was entered into on November 1, 2007 with Bear, Stearns & Co. (the “Purchaser”) that relates to an aggregate of 327,875 shares of Common

Stock of the Company by delivery to the Purchaser of 327,875 shares of Common Stock. Absent a timely election to settle in cash, the Contract provided that TAC would deliver to the Purchaser on each of three days (each such day is referred to herein as a “Settlement Date”) a number of shares of common stock equal to (i) the applicable Base Amount (as hereinafter defined), and (ii) the applicable Exchange Rate, which will be determined as follows:

(a) If the closing price per share (the “Settlement Price”) of the common stock on the relevant Valuation Date is less than or equal to $42.7719 (the “Forward Floor Price”), the Exchange Rate will be one; (b) if the Settlement Price is greater than the Forward Floor Price but less than or equal to $51.3263 (the “Forward Cap Price”), the Exchange Rate will be equal to the Forward Floor Price divided by the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, the Exchange Rate will be equal to the Adjusted Forward Floor Price (as hereinafter defined) divided by the Settlement Price. The Adjusted Forward Floor Price will be equal to the Forward Floor Price plus the Settlement Price minus the Forward Cap Price.

In consideration for entering into the Contract, TAC received an aggregate prepayment amount of approximately $12,500,000.  In the event of the payment of dividends (whether cash or in-kind), stock splits, reverse stock splits, spinoffs, mergers or similar events affecting the common stock, the Base Amounts and one or more of the Settlement Price, Forward Floor Price and Forward Cap Price were subject to adjustment depending on the nature of the transaction.

TAC pledged 327,875 shares of common stock (the “Pledged Shares”) to secure its obligations under the Contract.  On September 21, 22 and 23, 2009 (the “Valuation Dates”), the Settlement Prices were $18.32, $18.91 and $19.51, respectively.  TAC transferred to the Purchaser 327,875 of the Pledged Shares by the applicable Settlement Date, the last of which was September 28, 2009.

Item 5.  Interest in Securities of the Issuer

The information previously provided in response to Item 5 is amended to read as follows:

Reporting Persons

As of the date of this Amendment No. 15, and after giving effect to the transaction described in Item 4 of this Amendment No. 15, TAC is the beneficial owner of 5,752,662 shares of Common Stock.  Anschutz and AC may be deemed to be indirect beneficial owners of the shares of Common Stock beneficially owned by TAC.  In addition, Anschutz is the direct beneficial owner of 2,137 shares of Common Stock.

TAC:
(a)	Amount beneficially owned:		5,752,662
(b)	Percent of Class:		Approximately 5.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	5,752,662
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	5,752,662

AC:
(a)	Amount beneficially owned:		5,752,662
(b)	Percent of Class:		Approximately 5.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	5,752,662
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	5,752,662

Anschutz:
(a)	Amount beneficially owned:		5,754,799
(b)	Percent of class:		Approximately 5.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	2,137
	(ii)	Shared power to vote or to direct the vote:	5,752,662
	(iii)	Sole power to dispose or to direct the disposition of:	2,137
	(iv)	Shared power to dispose or to direct the disposition of:	5,752,662

Control Persons

As of the date of this Amendment No. 15, none of the Control Persons beneficially own shares of Common Stock.

Except as set forth in this Amendment No. 15, none of the Reporting Persons or the Control Persons has effected any transaction in the Common Stock in the previous 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished with respect to this item is hereby amended to add the following:

On November 1, 2007, TAC entered into a forward contract with the Purchaser.  The contract was settled in its entirety on September 28, 2009, as further discussed in Item 4.

Item 7.  Material to Be Filed as Exhibits

The information previously furnished in response to this item is amended by adding references to the following new exhibits being filed with this Amendment No. 15:

Exhibit 15	Amended Equity Derivatives Confirmation dated as of November 1, 2007, by and between The Anschutz Corporation and Bear, Stearns & Co. Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2009	THE ANSCHUTZ CORPORATION
	By:	Philip F. Anschutz, Chairman

	By:	/s/ Robert M. Swysgood
Robert M. Swysgood, Attorney-in-fact

Date: October 29, 2009	ANSCHUTZ COMPANY
	By:	Philip F. Anschutz, Chairman

	By:	/s/ Robert M. Swysgood
Robert M. Swysgood, Attorney-in-fact

Date: October 29, 2009	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
Robert M. Swysgood, Attorney in fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 15	Amended Equity Derivatives Confirmation dated as of November 1, 2007, by and between The Anschutz Corporation and Bear, Stearns & Co. Inc.